Filed by Matinas BioPharma Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Matinas BioPharma Holdings, Inc.

Commission File No. 001-38022

Date: July 16, 2026

As previously disclosed, on July 10, 2026, Matinas BioPharma Holdings, Inc. (the “Company”), GH Power Inc., a corporation organized under the laws of Ontario (“GH Power”), 1001550000 Ontario Inc., a corporation organized under the laws of Ontario (“Pubco”), 1001550002 Ontario Inc., a corporation organized under the laws of Ontario and a wholly owned subsidiary of Pubco (“GH Power Merger Sub”), and MBH Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Pubco (“Matinas Merger Sub”), entered into a Business Combination Agreement.

The following communication was sent by GH Power to its shareholders on July 16, 2026.

Subject: GH Power and Matinas BioPharma Enter Definitive Business Combination Agreement

Dear Shareholders:

GH Power has entered into a definitive business combination agreement with Matinas BioPharma Holdings, Inc. (NYSE American: MTNB) (“Matinas”). If the proposed transaction is completed, GH Power and Matinas will become wholly owned subsidiaries of a newly formed Ontario corporation expected to be named GH Power International (“GHP International”). Following completion of the transaction, it is expected that GHP International’s common shares will be listed on the NYSE American, subject to approval of the listing application and satisfaction of the exchange’s applicable listing standards.

Based on the current transaction terms, existing GH Power shareholders are expected to own approximately 91% of GHP International’s outstanding equity at closing, and existing Matinas stockholders are expected to own approximately 9%. However, these percentages are subject to adjustment under the business combination agreement and plan of arrangement, including for capital raised by GH Power or Matinas before closing and for certain other issuances.

We believe the proposed transaction would provide GH Power with a public-company platform and access to the public capital markets to support commercialization of its proprietary modular reactor technology, which is designed to transform scrap metals and water into green hydrogen, high-purity alumina, and usable heat. Completion of the transaction is subject to shareholder, regulatory, court, financing, and exchange approvals and other closing conditions described below.

Transaction Structure

The transaction contemplated by the business combination agreement uses a holding-company structure. At closing, GH Power and Matinas would each become a wholly owned subsidiary of GHP International, and GH Power shareholders and Matinas stockholders would receive GHP International common shares in accordance with the business combination agreement and plan of arrangement.

Compared with a traditional initial public offering, GH Power believes a business combination of this type may offer a more efficient path to the public markets, including a potentially shorter timeline to listing, reduced offering and underwriting costs, and access to an established public-company reporting and exchange-listing infrastructure. There can be no assurance, however, that these anticipated benefits will be realized.

PIPE Financing and Intended Use of Proceeds

In connection with the business combination agreement and as a condition to its closing, GH Power is pursuing a private investment in public equity financing, commonly referred to as a PIPE, to capitalize the combined company.

GH Power currently expects to use the net proceeds from any PIPE financing to support commercial project deployment in North America and Europe; further engineering and scaling of its proprietary modular reactor systems; and opportunities involving industrial decarbonization, behind-the-meter power, clean hydrogen, critical materials, critical minerals, and decentralized energy.

Closing Conditions and Timing

GH Power currently expects the business combination to close in the fourth quarter of 2026. Closing is subject to satisfaction or waiver of applicable conditions, including:

●	approval by Matinas stockholders and the requisite GH Power securityholders;
●	Ontario court approval of the plan of arrangement;
●	effectiveness of the Form F-4 registration statement;
●	GHP International qualifying as a foreign private issuer at closing;
●	completion of financing resulting in gross proceeds of at least $15.0 million; and
●	approval to list GHP International’s common shares on the NYSE American.

The transaction will require GH Power, Matinas, and GHP International to incur costs related to the business combination, SEC registration, shareholder approvals, the PIPE financing, the exchange listing, and ongoing public-company operations. The transaction also remains subject to market, financing, regulatory, execution, and post-closing trading risks. There can be no assurance that it will be completed on the anticipated terms or timetable, or at all.

What the Transaction Means for GH Power Shareholders

If the business combination is completed and the listing is approved, GH Power shareholders will hold common shares of a publicly traded company, which we believe will provide enhanced strategic visibility and the potential for market liquidity. Those shares will remain subject to applicable securities-law resale restrictions, any contractual lock-up restrictions, and market conditions.

The definitive agreement is an important step in the transaction process, but significant work and conditions remain before closing. We will keep you informed as the transaction progresses and as additional information becomes available.

Thank you for your continued support.

Sincerely,

Dave White

Chief Executive Officer

* * *

Important Information About the Proposed Business Combination and Where to Find It

This communication is being made in connection with the proposed business combination involving GH Power, Matinas, and the newly formed Ontario parent company expected to be named GH Power International, as well as related shareholder and stockholder approvals. In connection with the proposed business combination and related approvals, Matinas, GH Power, and GHP International expect to file a registration statement on Form F-4 with the U.S. Securities and Exchange Commission. The registration statement will contain a preliminary proxy statement for Matinas stockholders that will also constitute a preliminary prospectus of GHP International. As of the date of this communication, the Form F-4 has not been filed, and no definitive proxy statement/prospectus is available. After the registration statement is declared effective, Matinas will mail a definitive proxy statement/prospectus to its stockholders.

INVESTORS, STOCKHOLDERS, SHAREHOLDERS, AND OTHER INTERESTED PERSONS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATINAS, GH POWER, GHP INTERNATIONAL, THE PROPOSED BUSINESS COMBINATION, AND RELATED MATTERS. Matinas stockholders will be able to obtain free copies of the proxy statement/prospectus, when available, and other documents filed with the SEC by Matinas or GHP International by directing a request to jjabbour@MatinasBioPharma.com. These documents will also be available, without charge, on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Matinas, GH Power, GHP International, and their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from Matinas stockholders in connection with the proposed business combination and related matters. Investors and security holders may obtain more detailed information regarding the names, affiliations, and interests of Matinas’s directors and executive officers in the sections titled “Directors and Executive Officers” and “Executive Compensation” in Matinas’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, filed with the SEC on March 31, 2026, which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1582554/000149315226014132/form10-k.htm. Information regarding the persons who may be deemed participants in the solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the proxy statement/prospectus and other relevant materials when they become available. These documents, once available, may be obtained free of charge from the SEC’s website at www.sec.gov or by directing a request to jjabbour@MatinasBioPharma.com.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval with respect to the proposed business combination or any other transaction described herein. No securities may be offered or sold in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful before registration or qualification under the securities laws of that jurisdiction. No offering of securities in connection with the proposed transaction will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, pursuant to an exemption from, or in a transaction not subject to, registration requirements, or pursuant to applicable prospectus exemptions under Canadian securities laws.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the U.S. federal securities laws regarding the proposed business combination involving Matinas, GH Power, and GHP International. These statements include, among others, statements regarding the anticipated benefits and timing of the proposed business combination; GH Power’s assets, technology, development plans, and commercial opportunities; the PIPE financing; the expected ownership, capitalization, and listing of GHP International; satisfaction of closing conditions; access to public capital markets; commercialization and project deployment; strategic partnerships and market opportunities; financing and use of proceeds; and future financial condition, performance, and strategy. Forward-looking statements generally may be identified by words such as “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will continue,” “will likely result,” and similar expressions.

Forward-looking statements are based on current expectations and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. These risks include, but are not limited to: the risk that the proposed business combination may not be completed in a timely manner or at all; failure to satisfy closing conditions, including Matinas stockholder approval, GH Power securityholder approval, Ontario court approvals, effectiveness of the Form F-4 registration statement, completion of GH Power financing resulting in gross proceeds of at least $15.0 million, GHP International qualifying as a foreign private issuer at closing, and listing of GHP International’s securities on the NYSE American; failure to realize the anticipated benefits of the proposed business combination; costs associated with the proposed business combination and becoming a public company; changes in business, market, financial, political, and regulatory conditions; risks relating to GHP International’s anticipated operations and business; the outcome of any legal proceedings that may be instituted against Matinas, GH Power, GHP International, or others following announcement of the proposed business combination; and the risk factors discussed in documents that Matinas has filed, or that Matinas and/or GHP International will file, with the SEC. Matinas, GH Power, and GHP International undertake no obligation to update any forward-looking statements except as required by applicable law.